                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                    INFORMATION STATEMENT PURSUANT TO RULES
                                13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                            Marsh Supermarkets, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                              Class B Common Stock
                ------------------------------------------------
                         (Title of Class of Securities)


                                  571783 20 8
                      ------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                        (Continued on following page(s))

                               Page 1 of 5 Pages

CUSIP No.  571783 20 8                  13G                 Page 2 of 5 Pages


         1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                         Garnet R. Marsh

         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) /  /

                                                                                                                (b) /  /
         3       SEC USE ONLY


         4       CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.


        NUMBER OF        5    SOLE VOTING POWER

          SHARES                     65,317

       BENEFICIALLY
                         6    SHARED VOTING POWER
         OWNED BY
                                     267,993

           EACH          7    SOLE DISPOSITIVE POWER

        REPORTING                    65,317

          PERSON         8    SHARED DISPOSITIVE POWER

           WITH                      267,993


         9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         333,310

        10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                                    /  /


        11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          7.4

        12       TYPE OF REPORTING PERSON*

                         IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  571783 20 8                13G               Page 3 of 5 Pages


Item 1(a)             Name of Issuer:                                  Marsh Supermarkets, Inc.
                      --------------

Item 1(b)             Address of Issuer's Executive                    9800 Crosspoint Blvd.
                      -----------------------------                    Indianapolis, IN 46256
                      Offices:
                      --------

Item 2(a)             Name of Person Filing:                           See page 2, Item 1
                      ---------------------

Item 2(b)             Address of Principal Business Office:            Marsh Supermarkets, Inc.
                      ------------------------------------             9800 Crosspoint Blvd.
                                                                       Indianapolis, IN 46256

Item 2(c)             Citizenship:                                     See page 2, Item 4
                      -----------

Item 2(d)             Title of Class of Securities:                    Class B Common Stock,
                      ----------------------------                     no par value

Item 2(e)             CUSIP Number:                                    571783 20 8
                      ------------

Item 3                This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4                Ownership:
                      ----------

                      (a)  Amount beneficially owned:

                             See page 2, Item 9

                      (b)  Percent of class:

                             See page 2, Item 11

                      (c)  Number of shares as to which such person has:

                        (i)  Sole power to vote or to direct the vote

                             See page 2, Item 5

                        (ii)  Shared power to vote or to direct the vote

                             See page 2, Item 6

                        (iii)  Sole power to dispose or to direct the disposition of

                             See page 2, item 7

CUSIP No.  571783 20 8           13G          Page 4 of 5 Pages


                         (iv)  Shared power to dispose or to direct the disposition of

                                See page 2, Item 8

         Item 5          Ownership of Five Percent or Less of a Class.
                         --------------------------------------------

                         Inapplicable.

         Item 6          Ownership of More than Five Percent on Behalf of Another
                         --------------------------------------------------------
                         Person.
                         -------

                         Inapplicable.

         Item 7          Identification and Classification of the Subsidiary Which Acquired
                         ------------------------------------------------------------------
                         the Security Being Reported on by the Parent Holding Company.
                         ------------------------------------------------------------

                         Inapplicable.

         Item 8          Identification and Classification of Members of the Group.
                         ---------------------------------------------------------

                         Inapplicable.

         Item 9          Notice of Dissolution of Group.
                         ------------------------------

                         Inapplicable.

         Item 10         Certification.
                         -------------

                         Inapplicable.

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CUSIP No.  571783 20 8             13G            Page 5 of 5 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             February 15, 1994
                             ------------------------------------
                             (Date)


                             /s/  Garnet R. Marsh by P. Lawrence Butt,
                             -----------------------------------------
                             Attorney-in-Fact
                             -----------------
                             (Signature)


                             Garnet R. Marsh, Director
                             --------------------------------------
                             (Name/Title)